Exhibit 11

ITT EDUCATIONAL SERVICES, INC.

COMPUTATION OF BASIC AND DILUTED EARNINGS PER SHARE

(In thousands, except per share data)

	2004	2003	2002
Net income	$75,263	$58,858	$43,854

Shares:
Weighted average number of shares of common stock outstanding (a)	45,791	45,086	45,736

Shares assumed issued (less shares assumed purchased for treasury) on stock options (a)	1,017	1,194	1,057

Outstanding shares for diluted earnings per share calculation (a)	46,808	46,280	46,793

Earnings per common share (a):
Basic	$1.61	$1.31	$0.96
Diluted	$1.64	$1.27	$0.94

(a)	Earnings per common share and the number of shares in all prior periods have been restated to reflect the two-for-one stock split declared on May 10, 2002 that became effective June 6, 2002.